The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
ZBN-41M19475-14-N2	05/19/15	04/10/15	12:01 A.M. LOCAL TIME AS SPECIFIED IN THE BOND OR POLICY

*   ISSUED TO

The Gabelli Asset Fund

AMEND NAMED INSURED ENDORSEMENT

For use with ICB005 - Ed. 7/04

MEL3277 - Ed. 5/05

It is agreed that:

Item 1. Name of Insured as stated in the Declarations of the attached Bond is amended to include the following:

The Gabelli Multimedia Trust Inc.                                                                                                               Page 2 of 2

GAMCO Natural Resources, Gold & Income Trust

The Gabelli SRI Fund, Inc.

The Gabelli Utilities Fund

The Gabelli Utility Trust

The Gabelli Value Fund Inc. (per 12-9 email USE - The Gabelli Value 25 Fund Inc.

The GAMCO Global Series Funds

The Gabelli Global Rising Income and Dividend Fund (formerly the GAMCO

        Vertumnus Fund), (formerly The GAMCO Global Convertible Securities Fund)

The GAMCO Global Growth Fund

The GAMCO Global Opportunity Fund

The GAMCO Global Telecommunications Fund

The GAMCO Growth Fund

The Dividend Fund Inc.

The Gabelli Global Small and Mid Cap Value Trust

The Gabelli Go Anywhere Trust

And any Investment Company now existing or hereafter created or acquired during the Bond Period, which is advised, sub-advised and/or administered by Gabelli Funds, LLC or by Teton Advisors, Inc. or by any entity now or hereafter majority owned or management controlled by Gabelli Funds, LLC or by Teton Advisors, Inc. subject to General Agreement A.

As used herein, the term “majority owned” shall mean ownership of greater than 50% of the total equity interest of such entity and the term “management control shall mean the right to elect, appoint or designate a majority of the board of directors, management committee or management board of an entity that is not majority owned.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

INSURED

© 2005 The Travelers Companies, Inc.

AMENDED AND RESTATED

JOINT INSURED AGREEMENT

AGREEMENT dated December 1, 1999, as most recently amended as of November 19, 2013, July 11, 2014, and April 23, 2015 among the registered investment companies advised by Gabelli Funds, LLC and Teton Advisors, Inc. (together, the “Advisers”) which are listed on Schedule A attached hereto (collectively, the “Funds”).

WHEREAS, each of the Funds is named as an insured in an investment company blanket bond (the “Fidelity Bond”) which is intended to be in full compliance with Rule 17g-1 under the Investment Company Act of 1940, as amended; and

WHEREAS, the Funds desire to enter into an agreement in order to meet the requirements of Rule 17g-1 and to assure that premiums payable with respect to the Fidelity Bond and payments by the Insurer with respect to the Fidelity Bond are allocated in a fair and equitable manner;

Now, THEREFORE, the Funds do hereby agree as follows:

1. Each Fund shall maintain a minimum amount of fidelity insurance one level higher than that specified for its asset size by the table contained in Rule 17g-1(d) (the “Minimum Insurance”). Each Fund shall aggregate the assets of all of its series to calculate the amount of coverage required by Rule 17g-1(d). Notwithstanding the foregoing, no Fund shall be required to increase the amount of its fidelity insurance unless and until the aggregate amount of fidelity insurance maintained by the Funds exceeds the aggregate amount of fidelity insurance the Funds are required to maintain pursuant to the table contained in Rule 17g-1(d) by $2 million or less.

2. The allocation of the premium to each Fund shall be based on the proportionate share of the sum of the premiums that would have been paid if fidelity insurance was purchased separately by the Funds, and will be based upon the relative Minimum Insurance percentages of the Funds as of the quarter ending prior to the beginning of the first month in the period for which the coverage is obtained, subject to paragraph 4 below.

3. Each Fund is guaranteed a minimum coverage amount with access to the remainder of the total coverage of the Fidelity Bond. In the event that any recovery is received under the Fidelity Bond as a result of the loss sustained by two or more Funds, each Fund shall receive an equitable and proportionate share of the recovery, but in no event less than the amount it would have received had it maintained a single insured bond with minimum coverage.

4. Each Fund may, at any time, increase its allocation described in paragraph 2 upon payment of the premium required for such additional insurance provided that the face amount of the Fidelity Bond can increase accordingly or be supplemented by a policy of excess insurance.

5. Any other registered investment company or additional series of such an investment company for which the Advisers or their affiliates serves as investment adviser (“Additional Fund”) may become a party to this Agreement by executing a copy of this Agreement (a copy of which will be furnished to each of the Funds) and by paying the premium for any required increase in the amount of the Fidelity Bond if the underwriter of the Fidelity Bond is willing to add such Additional Fund as an additional insured and increase the amount of total coverage by the amount of the Minimum Insurance required for such Additional Fund by the provisions hereof.

6. The Agreement shall remain in effect for as long as two or more of the Funds (including any Additional Fund) are insured under the terms of the Fidelity Bond. Any Fund shall, however, have the right to terminate, at any time, its participation in the Fidelity Bond and in this Agreement provided that losses incurred prior to such termination shall be governed by the provision of this Agreement and the amount of any return premium to which such Fund shall be entitled will be limited to the amount actually obtained from the underwriter in respect of such termination.

Signed:	/s/ Agnes Mullady
Agnes Mullady

Treasurer, The Gabelli Asset Fund

Treasurer, Gabelli Capital Series Funds, Inc.

Treasurer, Comstock Funds, Inc.

Treasurer, The Gabelli Convertible and Income Securities Fund Inc.

Treasurer, The Gabelli Dividend Growth Fund

Treasurer, The Gabelli Dividend & Income Trust

Treasurer, Gabelli Equity Series Funds, Inc.

Treasurer, The Gabelli Equity Trust Inc.

Treasurer, The GDL Fund

Treasurer, GAMCO Global Gold, Natural Resources & Income Trust

Treasurer, The Gabelli Multimedia Trust Inc.

Treasurer, GAMCO Global Series Funds, Inc.

Treasurer, The Gabelli Global Utility & Income Trust

Treasurer, Gabelli Gold Fund, Inc.

Treasurer, The GAMCO Growth Fund

Treasurer, GAMCO International Growth Fund, Inc.

Treasurer, Gabelli Investor Funds, Inc.

Treasurer, The GAMCO Mathers Fund

Treasurer, The Gabelli Money Market Funds

Treasurer, GAMCO Natural Resources, Gold & Income Trust

Treasurer, Gabelli SRI Fund, Inc.

Treasurer, The Gabelli Utilities Fund

Treasurer, The Gabelli Utility Trust

Treasurer, The Gabelli Value 25 Fund Inc.

Treasurer, The TETON Westwood Funds

Treasurer, Gabelli 787 Fund, Inc.

Treasurer, the DIVIDEND Fund inc. by Gabelli

Treasurer, The Gabelli Global Small and Mid Cap Value Trust

Treasurer, The Gabelli Healthcare & Wellness(Rx) Trust

Treasurer, The Gabelli Go Anywhere Trust

Signed:	/s/ Agnes Mullady
Agnes Mullady

Schedule A

List of Registered Investment Companies
The Gabelli Asset Fund
The Gabelli Convertible and Income Securities Fund Inc.
The Gabelli Dividend Growth Fund
The Gabelli Dividend & Income Trust
The Gabelli Equity Trust Inc.
The GDL Fund
GAMCO Global Gold, Natural Resources & Income Trust
The Gabelli Multimedia Trust Inc.
The Gabelli Global Utility & Income Trust
Gabelli Gold Fund, Inc.
The GAMCO Growth Fund
The Gabelli Healthcare & Wellness(Rx) Trust
GAMCO International Growth Fund, Inc.
The GAMCO Mathers Fund
GAMCO Natural Resources, Gold & Income Trust
Gabelli SRI Fund, Inc.
The Gabelli Utilities Fund
The Gabelli Utility Trust
The Gabelli Value 25 Fund Inc.
the DIVIDEND Fund inc. by Gabelli
The Gabelli Global Small and Mid Cap Value Trust
The Gabelli Go Anywhere Trust

Gabelli Capital Series Funds, Inc.:

The Gabelli Capital Asset Fund

Comstock Funds, Inc.

Comstock Capital Value Fund

Gabelli Equity Series Funds, Inc.:

The Gabelli Equity Income Fund
The Gabelli Small Cap Growth Fund
The Gabelli Focus Five Fund

GAMCO Global Series Funds, Inc.:

The GAMCO Global Telecommunications Fund
The GAMCO Global Growth Fund
The Gabelli Global Rising Income and Dividend Fund
The GAMCO Global Opportunity Fund

Gabelli Investor Funds, Inc.:

The Gabelli ABC Fund

The Gabelli Money Market Funds:

The Gabelli U.S. Treasury Money Market Fund

The TETON Westwood Funds:

TETON Westwood Equity Fund
TETON Westwood Intermediate Bond Fund
TETON Westwood Balanced Fund
TETON Westwood SmallCap Equity Fund
TETON Westwood Income Fund
TETON Westwood Mighty Mites Fund
TETON Westwood Mid-Cap Equity Fund

Gabelli 787 Fund, Inc.

Gabelli Enterprise Mergers and Acquisitions Fund

April 23, 2015

Gabelli / GAMCO and TETON Funds

Rule 17g-1 Fidelity Bond Coverage

	Required by Rule 17g-1
	Gross Assets @ September 30, 2014	Required Minimum Coverage
Gabelli / GAMCO Funds:

EQUITY SERIES	$6,914,643,309	$2,500,000
THE GABELLI ASSET FUND	3,618,849,602	2,300,000
THE GABELLI UTILITIES FUND	3,330,169,140	2,100,000
THE GABELLI DIVIDEND & INCOME TRUST	2,396,529,189	1,700,000
GABELLI U.S. TREASURY MONEY MARKET FUND	1,697,891,583	1,500,000
GABELLI EQUITY TRUST	1,637,745,913	1,500,000
THE GABELLI ABC FUND	1,463,260,490	1,250,000
GAMCO GLOBAL GOLD NATURAL RESOURCES & INCOME TRUST	1,202,380,680	1,250,000
THE GABELLI VALUE 25 FUND	768,084,375	1,000,000
THE GAMCO GROWTH FUND	528,358,476	900,000
GDL FUND	431,983,725	750,000
THE GABELLI UTILITY TRUST	295,378,311	750,000
GABELLI HEALTHCARE & WELLNESS TRUST	289,844,136	750,000
THE GABELLI MULTIMEDIA TRUST	272,268,651	750,000
GABELLI ENTERPRISE MERGERS & ACQUISITIONS FUND	262,514,315	750,000
GLOBAL SERIES	251,831,352	750,000
GAMCO NATURAL RESOURCES GOLD & INCOME TRUST	230,295,953	600,000
GABELLI GOLD FUND	206,851,590	600,000
GABELLI GLOBAL UTILITY & INCOME TRUST	140,357,642	525,000
GABELLI CAPITAL ASSET FUND	131,463,943	525,000
THE GABELLI CONVERTIBLE AND INCOME SECURITIES FUND	109,745,783	525,000
GABELLI GLOBAL SMALL AND MID CAP VALUE TRUST	97,233,675	450,000
THE GABELLI SRI FUND	73,819,936	400,000
COMSTOCK CAPITAL VALUE FUND	42,356,520	350,000
THE GABELLI DIVIDEND GROWTH FUND	34,962,019	300,000
GAMCO INTERNATIONAL GROWTH FUND	27,608,135	300,000
GAMCO MATHERS FUND	23,665,740	250,000
THE DIVIDEND FUND(d)	—	—
TETON Westwood Funds:	1,504,299,193	1,500,000

Grand Total	$27,984,393,376	$26,825,000

(d)	Coverage for the minimum amount of $50,000 would be included upon commencement of operations.

SECRETARY’S CERTIFICATE

The undersigned hereby certifies that the following resolutions have been adopted first by those Board Members who are not considered to be “interested persons,” as defined in the Investment Company Act of 1940, as amended (the “1940 Act”) (“Independent Board Members”) voting separately, and then by the entire Board of each Fund, at the respective meetings duly called and held on November 18 and 19, 2014:

RESOLVED,	That the Board hereby approves the renewal of the Fidelity Bond coverage with Travelers-St. Paul Fire and Marine Insurance Company and Great American Insurance Company, in the form submitted to the Board Members, effective December 7, 2014 for the ensuing year, which coverage is maintained jointly on behalf of the Fund and other parties named as insureds therein and which will provide coverage in the aggregate amount of $30,625,000; and further

RESOLVED,	That the portion of the premium for the aforementioned joint fidelity bond to be paid by the Fund is hereby approved, taking into consideration, among other things, the number of parties named as insureds; the nature of the business activities of such other parties; the amount of coverage under said fidelity bond; the amount of the premium for such bond; the ratable allocation of the premium among all parties named as insureds; and the extent to which the share of the premium allocated to the Fund is less than the premium the Fund would have had to pay if it had provided and maintained a single insured bond; and further

RESOLVED,	That the continuance of the Amended and Restated Joint Insured Agreement among Gabelli 787 Fund, Inc., The Gabelli Asset Fund, Gabelli Capital Series Funds, Inc., Comstock Funds, Inc., The Gabelli Convertible and Income Securities Fund Inc., the DIVIDEND FUND inc. by Gabelli, The Gabelli Dividend Growth Fund, The Gabelli Dividend & Income Trust, Gabelli Equity Series Funds, Inc., The Gabelli Equity Trust Inc., The GDL Fund, The Gabelli Global Small and Mid Cap Value Trust, GAMCO Global Gold, Natural Resources & Income Trust, GAMCO Global Series Funds, Inc., The Gabelli Global Utility & Income Trust, The

Gabelli Gold Fund, Inc., The GAMCO Growth Fund, The Gabelli Healthcare & WellnessRx Trust, GAMCO International Growth Fund, Inc., Gabelli Investor Funds, Inc., The GAMCO Mathers Fund, The Gabelli Money Market Funds, The Gabelli Multimedia Trust Inc., GAMCO Natural Resources, Gold & Income Trust, Gabelli SRI Fund, Inc., The Gabelli Utilities Fund, The Gabelli Utility Trust, The Gabelli Value 25 Fund Inc., and The TETON Westwood Funds (“Amended and Restated Joint Insured Agreement”) as presented at this Meeting, is hereby approved; and further

RESOLVED,	That the Assistant Secretary of the Fund is hereby authorized and directed to prepare, execute and file such Joint Fidelity Bond and any supplements thereto, and to take such action as may be necessary or appropriate in order to conform the terms of the Joint Fidelity Bond coverage to the provisions of the 1940 Act, and the rules and regulations promulgated thereunder.

The undersigned hereby certifies that the following resolutions have been adopted first by those Board Members who are not considered to be “interested persons,” as defined in the Investment Company Act of 1940, as amended (the “1940 Act”) (“Independent Board Members”) voting separately, and then by the entire Board of The Gabelli Go Anywhere Trust, at the organizational meeting duly called and held on April 23, 2015:

RESOLVED,	that the Board has determined that the participation by the Fund and other funds, series or accounts managed by the Investment Adviser in the joint fidelity bond which provides for equitable sharing of recoveries, including payment of any reserve premiums, is in the best interests of the Fund; and further

RESOLVED,	that the agreement between the Fund and other funds, series or accounts managed by the Investment Adviser to enter into the joint fidelity bond (the “Joint Insured Agreement”), be, and it hereby is, adopted and approved substantially in the form included in the meeting materials, together with such changes and modifications as the officers of the Fund deem advisable; and further

RESOLVED,	that the Board, including a majority of the Independent Trustees, shall review such Joint Insured Agreement at least annually in order to ascertain whether or not such policy continues to be in the best interests of the Fund, and whether or not the premiums to be paid by the Fund are fair and reasonable; and further

RESOLVED,	that in accordance with Rule 17g-1(h) under the 1940 Act, the Secretary or Assistant Secretary of the Fund is hereby designated as the officer of the Fund who is authorized and directed to make the filings with the SEC and give the notices required by Rule 17g-1(g); and further

RESOLVED,	that the proper officers of the Fund be, and they hereby are, authorized and directed at all times to take all actions necessary to assure compliance with these resolutions and said Rule 17g-1; and further

RESOLVED,	that the Board hereby approves the renewal of the Fidelity Bond Coverage, included in the meeting materials, which coverage is maintained jointly on behalf of the Fund and other parties named as insureds therein and which will provide coverage in the amount as the officers of the Fund may deem appropriate; and further

RESOLVED,	that the portion of the premium for the aforementioned joint insured bond to be paid by the Fund is hereby approved, taking into consideration, among other things, the number of parties named as insureds, the nature of the business activities of such other parties, the amount of the joint insured bond, the amount of the premium for such bond, the ratable allocation of the premium among all parties named as insureds, and the extent to which the share of the premium allocated to the Fund is less than the premium the Fund would have had to pay if it had provided and maintained a single insured bond; and further

RESOLVED,	that the participation of the Fund as a party in the Joint Insured Agreement be, and it hereby is, approved; and further

RESOLVED,	that the Secretary or Assistant Secretary of the Fund is hereby authorized and directed to prepare, execute and file such fidelity bond and any supplements thereto, and to take such action as may be necessary or appropriate in order to conform the terms of the Fidelity Bond Coverage to the provisions of the 1940 Act.

IN WITNESS WHEREOF, the undersigned has hereunto set his/her hand this 29th day of May, 2015.

/s/Andrea R. Mango
Andrea R. Mango
Secretary

Gabelli 787 Fund, Inc.	The Gabelli Convertible and Income Securities Fund Inc.
The Gabelli Asset Fund	The Gabelli Dividend Growth Fund
Gabelli Capital Series Funds, Inc.	The Gabelli Dividend & Income Trust
Comstock Funds, Inc.	The Gabelli Equity Trust Inc.
Gabelli Equity Series Funds, Inc.	The GDL Fund
GAMCO Global Series Funds, Inc.	GAMCO Global Gold, Natural Resources & Income Trust
Gabelli Gold Fund, Inc.	The Gabelli Multimedia Trust Inc.
The GAMCO Growth Fund	Gabelli Investor Funds, Inc.
The Gabelli Healthcare & WellnessRx Trust	The Gabelli Utilities Fund
GAMCO International Growth Fund, Inc.	The Gabelli Utility Trust
The Gabelli Global Utility & Income Trust	The TETON Westwood Funds
The GAMCO Mathers Fund	GAMCO Natural Resources, Gold & Income Trust
The Gabelli Money Market Funds	The Gabelli Global Small and Mid Cap Value Trust
Gabelli SRI Fund, Inc.	The Gabelli Go Anywhere Trust
The Gabelli Value 25 Fund Inc.
The DIVIDEND Fund inc. by Gabelli